Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

July 14, 2015

VIA EDGAR

Michael R. Clampitt, Esq.

Senior Staff Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wins Finance Holdings Inc.
Registration Statement on Form S-4
Filed May 11, 2015
File No. 333-204074

Dear Mr. Clampitt:

On behalf of Wins Finance Holdings Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 8, 2015, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Erin Purnell.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Cover

1.	Please revise your next submission to identify the appropriate companies as emerging growth companies.

 We have revised the prospectus cover to identify the appropriate companies as emerging growth companies as requested.

Securities and Exchange Commission

July 14, 2015

Summary of the Material Terms of the Transaction, page 1

2.	We note your disclosure in the third bullet that holders of Sino’s common stock may elect to receive a pro rata portion of Sino’s trust account. Please revise to clarify whether there is a maximum amount of the trust account that will be made available for distribution to shareholders. We note that the remaining amount of cash in the trust account will be distributed to the WFG shareholders.

We have revised the disclosure on page 1 of the Registration Statement as requested.

3.	Please explain how you determined the $10.00 per share amount discussed in the fourth bullet.

The $10.00 per share amount was determined in an arm’s length negotiation between the parties and was used for valuation purposes based on the fact that such amount was what was held in trust for the benefit of public stockholders of Sino Mercury Acquisition Corp. (“Sino”) at the time of execution of the merger agreement.

4.	We note your disclosure in the first bullet on page 2 that the transactions may not be consummated if holders of more than 3,080,100 of Sino’s public shares validly exercise their conversion rights. Please provide the ownership percentage of Sino’s public shares that is represented by this amount.

We have revised the disclosure on page 2 of the Registration Statement as requested.

Questions and Answers About the Proposals How do I exercise my conversion rights?, page 3

5.	We note your disclosure that any corrected or changed proxy card or written demand of conversion rights must be received by Sino’s secretary prior to the vote taken on the merger proposal at the special meeting. However, the disclosure in the registration statement on Form S-1 filed by Sino in connection with its IPO indicated that stockholders would be able to tender their certificate to the transfer agent at any time through the vote on the business combination. Please provide your analysis as to why the change in timing does not constitute a material change to the initial terms of Sino’s IPO.

In response to this comment, we have revised the disclosure throughout the Registration Statement to clarify that a holder may deliver/tender his certificate to the transfer agent at any time through the vote on the business combination so as to be consistent with the initial terms of Sino’s initial public offering.

6.	Revise to add the Transfer agent’s phone number on page 8.

We have revised the disclosure on page 8 of the Registration Statement as requested.

Securities and Exchange Commission

July 14, 2015

Summary of the Proxy Statement/Prospectus

The Parties

Holdco, page 9

7.	Please tell us why you decided to incorporate in the Cayman Islands, as opposed to in Delaware, which is the state of incorporation of Sino.

We wish to advise the Staff that it was determined that the Company would incorporate in the Cayman Islands, as opposed to Delaware, which is the state of incorporation of Sino, because Wins Finance Group Ltd. (“WFG”)has no presence in the United States. Accordingly, there was no reason to have a parent company domiciled in the United States. As a result, the Company was formed in the Cayman Islands.

WFG, page 10

8.	Please revise to disclose the assets of WFG in this section. Please also identify and provide a brief description of each of its three subsidiaries, including the date of formation, and the amount of assets and equity as of the latest practicable date.

We have revised the disclosure on page 10 of the Registration Statement as requested.

9.	In this regard, also disclose if WFG, or its subsidiary Full Shine, owns the equity of the operating subsidiaries. If not, explain how it controls these entities. If Dongsheng Guarantee is owned through a VIE type structure, revise to disclose and file as exhibits all the agreements underlying the arrangement.

We have revised the disclosure on page 10 of the Registration Statement as requested. We respectfully advise the Staff that Full Shine owns the equity of the operating subsidiaries directly and not through a VIE type structure.

The Merger Proposal, page 10

10.	We note your disclosure on page 11 that the former Sino stockholders will own either 28.6% of your outstanding ordinary shares, or 13.7%, depending on the election of the WFG shareholders. Please revise to explain when the WFG shareholders will make their decisions as to the amount of shares that will be converted.

We have revised the disclosure on page 12 of the Registration Statement as requested.

Securities and Exchange Commission

July 14, 2015

Risk Factors

Nasdaq may not list Holdco’s shares on its exchange..., page 38

11.	We note your disclosure that it is a condition of the merger agreement that your shares be listed on Nasdaq upon consummation of the transactions. We note further however, that you list the risks if Nasdaq does not list the securities on its exchange. Please explain why such risks exist if the transactions will not be consummated if the shares are not listed on Nasdaq.

We respectfully advise the Staff that the condition to the merger agreement that the Company’s shares be listed on Nasdaq upon consummation of the transactions is a condition that may be waived by WFG. Accordingly, WFG could waive such condition and the parties could close the transactions with the Company’s shares trading on the OTC Bulletin Board. We therefore believe it is necessary to explain to an investor the risks involved if the transactions are consummated and Nasdaq does not list the Company’s securities in connection therewith. We have revised the above-referenced risk factor to clarify that the condition to be listed on Nasdaq may be waived by WFG. We note the second paragraph of the above-referenced risk factor already indicates it only applies where the requirement under the merger agreement to have Holdco’s shares listed is waived by WFG.

Activities taken by existing Sino stockholders..., page 41

12.	We note your disclosure that Sino’s initial stockholders, officers, directors, WFG or WFG’s securityholders may purchase shares from institutional and other investors prior to the special meeting. Please confirm that you will update your disclosure in the beneficial ownership table and throughout the registration statement to reflect any such changes in beneficial ownership.

We confirm that the disclosure in the beneficial ownership table and throughout the Registration Statement will be updated to reflect any changes in beneficial ownership as requested.

Special Meeting of Sino Stockholders Purpose of the Special Meeting, page 43

13.	Please separate the four subsections of the second proposal into four separate proposals requiring a separate vote, or please provide your analysis as to why you believe that you are not required to do so. Please refer to Rule 14a-4(a)(3) of the Exchange Act. Make appropriate changes throughout the registration statement.

We advise the Staff that the above-referenced proposals have already been properly unbundled and presented as separate proposals. Although they are described together in a single section of the Registration Statement, each item is a separate proposal (as indicated on the proxy card filed with Sino’s preliminary proxy statement) and will be voted on by Sino stockholders separately. Accordingly, we respectfully do not believe any revision to the disclosure in the Registration Statement is required in response to this comment.

Securities and Exchange Commission

July 14, 2015

Sino’s Board of Directors’ Reasons..., page 52

14.	We note the reference to WFG’s “projected financial results” (see page 52) as well as the reference to projected results in GCA’s opinion (see fifth bullet on page 56 and second full paragraph on page 58). In this regard, and with a view towards adding disclosure, supplementally provide the staff with the projections provided/used by the Sino’s Board and GCA. We may have further comment.

We are supplementally delivering to the Staff the projections used by the Sino board and GCA as requested.

Business of WFG, page 96

15.	Please revise your next submission to include a detailed description in your business section that describes the arrangements and transactions that give rise to loans receivable and loans payable detailing the relevant risks involved.

We have revised the disclosure on page 105 of the Registration Statement as requested.

16.	Please revise your next submission to more clearly discuss when you are required to make payments under your guarantee contracts. For example, clarify when a customer is determined to have defaulted on their loan or how many days delinquent a payment must be, etc.

We have revised the disclosure on page 103 of the Registration Statement as requested.

Government Regulations, page 107

17.	We note your disclosure regarding foreign investments on page 107. Please tell us whether any of your operations are in industries that are restricted or prohibited from foreign ownership by PRC regulations. Additionally, please revise your next submission to clearly disclose whether or not you believe the post-merger structure of Wins Finance Group Limited is legal under current PRC laws and regulations. Last, tell us your consideration of providing risk factor disclosure related to any risks of your interpretation of PRC laws and regulations pertaining to your ownership structure.

We respectfully advise the Staff that currently, none of WFG’s operations are restricted or prohibited from foreign ownership and the post-merger structure of WFG is legal under current RPC laws. We have revised the disclosure on page 109 as requested. We have revised the disclosure on page 36 of the Registration Statement to provide further risk related to potential changes in the rules and regulations applicable to the business of WFG in the future as requested.

Securities and Exchange Commission

July 14, 2015

WFG’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 110

18.	Please revise your next submission to include a roll forward in a tabular format of your allowance for financial guarantee services to include the balance at the beginning and end of the period, guarantees paid out, provision on financial guarantee services and any other relevant activity for all the periods presented in your filing.

We have revised the disclosure on pages 115 and 118 of the Registration Statement as requested.

19.	Please revise your next submission to explain if your financial guarantee service contract represents an indirect guarantee of indebtedness or direct guarantee of indebtedness as defined by the FASB codification master glossary.

We have revised the disclosure on page 121 of the Registration Statement as requested.

20.	We note your discussion of WFG’s largest customers on pages 110 and 111. The bullet point that appears on the top of page 111 states “All these loans have been repaid in full, and the guarantee obligations were terminated prior to March 31, 2014.” However, based on information included in the prior bullet points it appears that these guarantees existed during 2014 through December of 2014. Please explain this apparent contradiction and revise your next submission as appropriate.

We have revised the disclosure on page 113 of the Registration Statement to reflect that the loans were repaid in full, and the guarantee obligations terminated, prior to March 31, 2015.

21.	Please revise your next submission to disclose the current status of the payment/performance risk of your guarantee contracts and to discuss how you assess the current status. If you use internal risk groupings, please discuss how those groupings are determined and used for managing risk. Refer to ASC 460-10-50-4-a.

We have revised the disclosure on page 122 of the Registration Statement as requested.

Direct financing lease income - Interest expense for capital lease, page 114

22.	We note that you separately present interest expense on the financing that supports your capital lease business. Please revise your next submission to more clearly identify the debt on your balance sheet at each period end that supports your capital lease business.

We have revised the disclosure on pages 71, 127, F-28, F-52 and F-68 of the Registration Statement as requested.

Securities and Exchange Commission

July 14, 2015

Guarantee paid on behalf of guarantee service customers, page 118

23.	Please revise your next submission to disclose how you assess the collectability of the receivable from your guarantee customers.

We have revised the disclosure on page 121 of the Registration Statement as requested.

24.	Please tell us in detail and revise your next submission to discuss how you account for amounts recovered from your guarantee service customers related to amounts you have paid on their behalf. Specifically tell us how recoveries are recorded in the income statement.

We have revised the disclosure on page 121 of the Registration Statement as requested.

Critical Accounting Policies and Estimates Provision for Guarantee Losses, page 119

25.	We note you disclose on page 101 that depending on the results of WFG’s evaluation of the borrower’s credit, WFG may require the borrower and/or counter-guarantors to post collateral, primarily land use rights and building ownership and to a lesser extent, accounts receivable and equity interests. Please revise your next submission to disclose the value of collateral held at each period end and disclose how you account for the collateral in your financial statements. Also, disclose how your methodology for the allowance on guarantee services considers collateral held.

We have revised the disclosure on page 122 of the Registration Statement as requested.

Executive Compensation

Summary Compensation Table of WFG’s Named Executive Officers, page 129

26.	Please revise your disclosure in this section to present the required information for each person who will serve as a director and executive officer of the company after the consummation of the transaction. For example, it appears that Mr. Hao should also be listed on the table as Co-Chief Executive Officer. Please refer to Item 18(a)(7) of Form S-4.

We wish to advise the Staff that no compensation has been paid by the Company, Sino or WFG to any of Messrs. Hao, Xu, Clements, Reifler, Zhang or Ms. He. As a result, we respectfully do not believe that Mr. Hao needs to be listed on any compensation table. The only individual that will be an officer or director of the Company after the consummation of the transaction that has been paid compensation from any of the parties is Mr. Mu, whose compensation is disclosed on the table included on page 132 of the Registration Statement. We have revised the disclosure on page 133 of the Registration Statement to clarify the foregoing so as to be in compliance with the requirements of Item 18(a)(7) of Form S-4.

Securities and Exchange Commission

July 14, 2015

27.	Please revise to add Mr. Wang Hong to the Table or advise the staff of his 2014 compensation and why he should not be included. See Item 402(m) and the Instructions for 402(m) of Regulation S-K.

We respectfully advise the Staff that Mr. Hong was not an officer of WFG or any of its subsidiaries. He was simply the owner of certain of WFG’s subsidiaries. As a result, disclosure is not required with respect to him pursuant to Item 402(m) of Regulation S-K. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Beneficial Ownership of Securities

Security Ownership of Certain Beneficial Owners and Management of Holdco, page 131

28.	Please revise the table to add columns that reflect the beneficial ownership amounts if the WFG shareholders were to forego receiving all of the cash consideration and instead elect to receive the additional 2,500,000 ordinary shares.

We have revised the disclosure on pages 134 and 135 of the Registration Statement as requested.

29.	Please revise to add Mr. Wang Hong to the Table or advise the staff why the Company believes he should not be included. It appears he owned the subs of Wins (see page F-19) and may be the owner of the last 4 entities listed on the Table.

We have revised the disclosure on page 135 of the Registration Statement as requested. For the Staff’s information, Mr. Hong owns only the shares held by Appelo Ltd. and Wits Global Ltd.

Index to Financial Statements, page F-1

30.	Please note the updating requirements of Rules 3-12 and 8-08 of Regulation S-X.

The Staff’s comment is duly noted. We have updated the financial statements as required by Rules 3-12 and 8-08 of Regulation S-X.

Securities and Exchange Commission

July 14, 2015

Wins Finance Group Limited

Financial Statements, page F-16

31.	Please revise your next submission to provide audited financial statements for Wins Finance Group Limited for June 30, 2014 and June 30, 2013 and management’s discussion and analysis of financial condition and results of operations for those periods, or tell us why you believe they are not required. Please refer to ASC 805-50-45-2 and -5. In addition, provide the footnote disclosures required by ASC 805-50-50-3, as applicable.

WFG was incorporated on July 27, 2014 and its subsidiary Full Shine Capital Resources Limited was acquired on October 23, 2014. On December 2, 2014, Full Shine acquired Jinshang Leasing, Jinchen Agriculture and Dongsheng Guarantee on an under common control basis. As of June 30, 2014, neither WFG nor Full Shine existed and the transfer did not occur. Therefore, we believe the period in which the transfer occurs was the six months ended December 31, 2014 for which ASC 805-50-45-2 applies.

Unaudited Consolidated Statements of Income and Comprehensive Income, page F-17

32.	Please revise your next submission to change the characterization of your provision on financial guarantee services line item here and throughout your document to more accurately describe the nature of the measurement. For example, characterize the amount as Provision/(reversal of provision) on financial guarantee services or something similar as opposed to Under/(over) provision on financial guarantee services.

We have revised the balance sheet characterization for this debt throughout the Registration Statement as requested

Unaudited Consolidated Statements of Cash Flows, page F-18

33.	Please revise your next submission to separately present the change in restricted cash in your statements of cash flows.

The change in restricted cash is the net of “Deposit paid to banks for financial guarantee services”, “Deposit released from banks for financial guarantee services” and “Deposit paid to banks for bank loans” in the current statement cash flow. We believe the current separate disclosure would be more informational to the readers and therefore have not revised the disclosure in the Registration Statement in response to this comment.

Notes to the Unaudited Consolidated Financial Statements, page F-19

34.	Please revise your next submission to show additional detail of other operating expenses for each period presented.

We have revised the disclosure on pages F-44 and F-69 of the Registration Statement as requested.

Securities and Exchange Commission

July 14, 2015

35.	Please revise your next submission to include the information required by ASC 260-10- 50 related to earnings per share. If you did not use net income in the numerator, please tell us why or revise your calculation as appropriate. Please tell us how you calculated the weighted-average common shares outstanding for each period and specifically tell us how the capital contributions in March and June of 2014 impacted the calculations.

We have revised the disclosure on page F-45 of the Registration Statement as requested. Since the capital contributions in March and June of 2014 were made to Dongsheng Guarantee and Jinshang Leasing, the subsidiaries of WFG, there was no impact on the EPS calculation.

Note 2. Summary of Significant Accounting Polices, page F-19

36.	We note your disclosure in Note 11 regarding your unearned income related to guarantee services. Please revise your next submission to include your accounting policies to measure the fair value of your non-contingent guarantee liability at the inception of the guarantee in your summary of significant accounting policies. Also, clarify the method you use to amortize the unearned income as guarantee service income.

We have revised the disclosure on pages F-35 and F-59 of the Registration Statement as requested

(c) Operating Segments, page F-20

37.	Please tell us in detail how you identified your operating segments and your reportable segments. If you determined you only have one operating segment please clearly explain why you believe your guarantee business and leasing business are not separate operating segments considering the guidance in ASC 280-10-50-1.

WFG identifies operating segments in accordance with ASC 280-10-50-1 ~ 9 and then identifies reportable segments in accordance with ASC280-10-50-10 ~ 11 if two or more operating segments are identified. WFG determined that its guarantee business and leasing business are substantially one operating segment in the reporting periods because:

•	Financial leasing services were derived from the financial guarantee business. Even though guarantee business and leasing business generated separate revenues from each type of transactions WFG entered into with its customers, expenses were incurred inseparably for both businesses in the reporting periods. Except for allowances provided for contingent losses from guarantee or leasing business, all the actual expenses for WFG to carry out both businesses, including salaries, interests for general loans, rentals and marketing expenses, were incurred for both businesses. It was also a usual practice that when WFG serves a single customer in financial need, it provides comprehensive solutions including guarantee service for their bank loans, finance lease service and the financial advisory service to help them seeking other creditors/investors.

Securities and Exchange Commission

July 14, 2015

•	In the reporting periods, WFG’s chief operating decision maker, identified as the Chief Executive Officer (CEO), reviews the operating results from both businesses to make decisions about the usage of resources and assesses performance for both the financing lease and guarantee business together as WFG’s financial results.

•	Due to the abovementioned operation practice, no discrete financial information for either of guarantee business and leasing business is prepared and available for the CEO to review.

(f) Short-term investments, page F-21

38.	Please revise your next submission to disclose whether you classify your securities as trading, available-for-sale or held-to-maturity and disclose your related accounting policies.

The assets management products WFG invested in have neither active market nor readily determinable fair value, and WFG has no definitive intent to hold them to maturity. When WFG is in need of cash for its operations, WFG may redeem or transfer the assets (at the amount of the principal and the interest earned as of the date) to obtain cash flow. Therefore, the assets management products WFG invested in are not marketable securities and it’s not appropriate to classify them as either trading, available-for-sale or held-to-maturity. They are classified as short-term investments under cost method. WFG carries the cost method investments at cost and only adjusts for other-than-temporary impairment and distributions of earnings. Management regularly evaluates the impairment of the cost method investments at individual security level. If the fair value of an investment is less than its amortized cost basis at the balance sheet date of the report period for which impairment is assessment, management will determine whether the decline in fair value is temporary or permanent. If the decline in fair value is other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is included in current earnings. There is no impairment noted for each report period presented herein. The related accounting policies were disclosed in page F-33 and F-57 of the Registration Statement.

(j) Net investment in direct financing leases, page F-22

39.	Please tell us how you determined that the lease term is 75 percent or more of the economic life of the leased property and the present value of the minimum lease payments at inception equals or exceeds 90 percent of the excess of the FV of the property for the purposes of classifying your leases under ASC 840.

WFG classified its finance lease transactions as direct financing leases in accordance to ASC 840-10-25-1, 25-42 and 25-43b. First, all of WFG’s finance lease agreements designated that the legal ownership of the leased property would be transferred to the leasee at the end of the lease term without any charge. Secondly, the present value of minimum lease payments in each finance lease transaction exceeded 90% of the excess of the purchase price of the leased property (which is the fair value at the time) to WFG at lease inception. Below is a summary:

Transaction	Property purchase price (a)	FV of minimum lease payments (b)	Percentage (a/b)
	RMB	RMB
1	21,300,000	21,300,000	100%
2	44,450,000	44,450,000	100%
3	80,000,000	80,000,000	100%
4	50,800,000	50,800,000	100%
5	60,000,000	60,000,000	100%
6	200,000,000	200,000,000	100%

Securities and Exchange Commission

July 14, 2015

At the inception of each transaction, collectability of the minimum lease payments is reasonably predictable, and there is no important uncertainties surrounding the amount of unreimbursable costs yet to be incurred by WFG under the lease.

WFG did not assess the lease term criteria in classifying the type of leases since the classification can be determined by other criteria in accordance with ASC 840-10-25-1.

40.	Please revise your next submission to disclose your policies for placing a direct finance lease on nonaccrual status, for recording payments received on nonaccrual leases and for resuming the accrual of interest. Refer to ASC 310-10-50-6.

We have revised the disclosure on page F-41 and F-66 of the Registration Statement as requested.

41.	Please revise your next submission to disclose how you determine when to charge-off uncollectible direct finance leases. Refer to ASC 310-10-50-11B.b.

We have revised the disclosure on page F-41 and F-66 of the Registration Statement as requested.

Note 5. Short –Term Investments, page F-27

42.	Please revise your next submission to disclose all of the information required by ASC 320-50.

We have revised the disclosure on pages F-33 and F-57 of the Registration Statement as requested.

Securities and Exchange Commission

July 14, 2015

Note 6. Net Investment in Direct Financing Leases, page F-28

43.	Please revise your next submission to disclose the recorded investment in direct finance leases on nonaccrual status and those past due 90 days or more and still accruing as of each period end presented. Refer to ASC 310-10-50-7.

We have revised the disclosure on pages F-41 and F-66 of the Registration Statement as requested.

44.	Please revise your next submission to provide an analysis of the age of the recorded investment in direct finance leases that are past due as of each period end presented. Refer to ASC 310-10-50-7A.

We have revised the disclosure on pages F-41 and F-66 of the Registration Statement as requested.

45.	Please revise your next submission to provide a roll forward of the allowance for credit losses related to your direct finance leases. Refer to ASC 310-10-50-11B.c.

We have revised the disclosure on pages F-41 and F-66 of the Registration Statement as requested.

46.	Please revise your next submission to disclose both the balance of your allowance for loan losses and your recorded investment in direct finance leases by impairment method (e.g. collectively evaluated, individually evaluated) in a tabular format. Refer to ASC 310-10-50-11B.g and .h and the example disclosure in ASC 310-10-55-7 for guidance.

We have revised the disclosure on pages F-41 and F-66 of the Registration Statement as requested.

47.	Please revise your next submission to disclose all of the information related to impaired direct finance leases required by ASC 310-10-50-14A through 20.

We have revised the disclosure on pages F-41 and F-66 of the Registration Statement as requested.

48.	Please revise your next submission to disclose all of the credit quality information related to your direct finance leases required by ASC 310-10-50-27 through 30.

We have revised the disclosure on pages F-41 and F-66 of the Registration Statement as requested.

Securities and Exchange Commission

July 14, 2015

Note 10. Loans Receivable and Loans Payable, page F-29

49.	Please revise your next submission to provide additional information related to the recourse rights related to these transactions.

We have revised the disclosure on pages F-43 of the Registration Statement as requested.

Annex A

50.	The Annex has references to Schedules and Exhibits (see Section 1.5, for example). Please include all such Schedules and exhibits in your next pre-effective amendment.

In response to this comment, we have revised the disclosure in the Registration Statement to comply with Item 601 of Regulation S-K with respect to omitted schedules and exhibits. We therefore respectfully believe this comment is no longer applicable.

Signatures, page II-4

51.	We note that the registration statement is only signed by your president. Please explain how you determined that your other officers and directors were not required to sign the registration statement. Please refer to Instruction 1 to Form S-4.

Currently, Richard Xu is the only officer and director of the Company and as such, was the only person required to execute the Registration Statement pursuant to the instructions to Form S-4. The other individuals will become officers and directors of the Company only following consummation of the transactions and therefore are not required (and technically not yet authorized) to execute the Registration Statement on behalf of the Company. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Richard Xu